RECEIVED

2005 DEC 28 A 11:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

December 21, 2005

05013474

SUPPL

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Investment in Memory Line) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

PROCESSED
DEC 28 2005
THOMSON
FINANCIAL

SAMSUNG ELECTRONICS

Investment in Memory Line

On December 19, 2005, the management committee of Samsung Electronics authorized an investment in the Memory line(expanding and upgrading) to meet the growing market demand for Flash and increase profitability through enhancing cost competitiveness.

▫ **Details**

- Investment amount: KRW 786.8 billion
- Financing: Cash on hand
- Location: Hwaseong/Giheung Gyeonggi-do, Korea

RECEIVED
2005 DEC 28 A 11:10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

December 21, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Book Closure for the AGM) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

SAMSUNG
ELECTRONICS

Book Closure for the AGM

- Suspension period: January 1 to 31, 2006
- Record date: December 31, 2005
- The suspension aims to confirm the shareholders on record for the 37th annual general meeting of shareholders.

결재	입 안	과 장	부 장

해외 특송 발주 의뢰서

의뢰 일자	소속 부서	성 명	전화 번호
2005. 12. 21	IR팀	이선재	727-7286

수신처		수신인	
수신처	1. 美 SEC	수신인	1.
	2.		2.
	3.		3.
	4.		4.
	5.		5.

발송 사유	해외공시	품 명	공시
업 체 명	DHL / 자이언트	종 류	SAMPLE / DOCUMENT

중량		금액 (A)		WOODEN	
중량	1. KG	금액 (A)	1. 원	WOODEN	○ / X
	2. KG		2. 원		○ / X
	3. KG		3. 원		○ / X
	4. KG		4. 원		○ / X
	5. KG		5. 원		○ / X

보험 가입(B)	원	관 세(C)	원
WOODEN 포장(D)		기 타(E)	
산출 내역			
정산 금액	원		

◎ 5건 이상 발송 시 별도 양식을 작성하여 첨부하시면 됩니다.

◎ 신청자는 **중량, 금액**을 필히 확인하신 후 내부 결재하여 해당 업체에 전달하여야 대금이 지불됩니다.
(결재구분은 50만원 미만은 과장급 결재 / 50만원 이상 시 부장급 결재)

◎ 상업 서류 송달업 운송 약관(교통부)에 의거하여 분실 및 파손 시 실제가격을 초과 하지 않는 범위 내에서 배상을 하며 무형의 손해는 인정하지 않습니다.(중요시 보험 가입을 권장)

◆ 특송 업체별 전화번호 DHL ☎ 4614 / 자이언트 ☎ 5086